FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of FSD Pharma Inc. ("FSD" or the “Company”) is prepared with information as at May 29 2019 and provides an analysis of the Company’s performance and financial condition as at and for the three month period ended March 31 2019 as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

Prior to the Reverse Takeover Transaction described below in "General Overview - Acquisition of FV Pharma Inc.", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Reverse Takeover Transaction with FV Pharma Inc. ("FV Pharma") resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results will be reported on a consolidated basis in future periods using FV Pharma's fiscal year end of December 31st.

This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three month period ended March 31 2019 together with the notes thereto, as well as the audited consolidated financial statements of the Company for the year ended December 31 2018 together with the notes thereto. All amounts are in Canadian dollars unless otherwise specified. The financial statements of the Company, along with Certifications of Annual and Interim Filings, news releases and other information, are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under FSD Pharma Inc. at www.sedar.com.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (ii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

FORWARD-LOOKING STATEMENTS

The information provided in this document, including information incorporated by reference, may contain "forward- looking information" within the meaning of Canadian securities legislation ("forward-looking statements") about the Company and its wholly-owned subsidiary, FV Pharma. These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events.

In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company or FV Pharma that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company or FV Pharma that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward- looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. Some examples of forward-looking statements include but are not limited to receipt of licenses, construction and expansion of the facility, production capacity, etc.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward looking statements. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to:

• general business and economic conditions;

• the Company's ability to successfully execute its plans and intentions;

• the completion of the construction of the facility in Cobourg;

• obtaining necessary regulatory approvals, including the receipt of a sales licence from Health Canada;

• that regulatory requirements may or may not adversely affect the business;

• the availability of financing opportunities on reasonable terms;

• market competition; and

• the Company's ability to attract and retain skilled staff and maintain good relationships with current suppliers, service providers and other third parties.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward- looking statements.

With respect to the forward-looking statements contained herein, although the Company and FV Pharma believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements and no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These risk factors include, but are not limited to: reliance on the Company's licences, limited operating history, history of losses, volatile market price for the Company's shares; risks related to the Company's dual class share structure, risks inherent in an agricultural business, risks related to energy costs, factors related to the facility which may prevent realization of business objectives, reliance on management, insurance and uninsured risks, the Company being an entrant engaging in a new industry, dependence on suppliers and skilled labour, reliance on a single facility, expansion of the facility, difficulty forecasting potential future sales, ability to obtain additional financing, risks related to intellectual property, management of growth, internal controls, acquisition strategy risks, liquidity risks, dilution risks, litigation risks, conflicts of interest, dividends, interrelation of business components, technology risks, global economy risks, regulatory risks, risks related to governmental regulation, changes in laws, regulations and guidelines, licensing requirements under the Cannabis Act (Canada), unfavorable publicity or consumer perception, restrictions on sales and marketing, product liability, product recalls, competition risks, vulnerability to rising energy costs, results from future clinical research, reliance on skilled works and equipment, co-investment risks, regulatory or agency proceedings, investigations and audits, difficulty to forecast and reliability of data, competition from synthetic production and technological advances, transportation risks and market unpredictability, as more particularly described under the heading "Risks and Uncertainties" below.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

Market and Industry Data

This management's discussion and analysis includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third party sources referred to or ascertained the underlying economic assumptions relied upon by such sources.

GENERAL OVERVIEW

The Company was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24 2018, in connection with the completion of the Reverse Takeover Transaction (defined below) the Company filed articles of amendment changing its name to "FSD Pharma Inc.".

The registered office of the Company is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2. The Company is a reporting issuer in Ontario, Nova Scotia and British Columbia.

FV Pharma, a wholly-owned subsidiary of FSD Pharma, was incorporated under the OBCA on September 12 2011 as 2298519 Ontario Corp. and changed to its present name, FV Pharma Inc. on September 17 2013. The registered and head office of FV Pharma is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2. FV Pharma’s plant and operations are located at 520 William Street, Area 4, Bldg. #3, Cobourg, Ontario, K9A 3A5.

Currently, the Class B Shares of the Company are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE"; in the United States of America on the OTC under the trading symbol "FSDDF"; and on the Frankfurt Exchange under “WKN: A2JM6M” and the ticker symbol “0K9".

Prior to August 2016, the Company was engaged in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and the Company was inactive until March 9 2018 when the Company agreed to acquire FV Pharma. The acquisition was completed on May 24, 2018 and constituted a change of business for the Company (see "Business Combination with FV Pharma" below).

FV Pharma has been issued a standard cultivation license, standard processing license and sale for medical purposes license for cannabis products by Health Canada pursuant to the Cannabis Act (Canada) and Cannabis Regulations (together, the "Cannabis Act"). The Company, through FV Pharma, is committed to transforming its facilities into one of the largest hydroponic indoor cannabis facilities in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

On June 21 2018, Bill C-45 (being the “Cannabis Act”) formally received Royal Assent in Canada’s Parliament. The bill officially became law on October 17, 2018 and legalized the recreational use of cannabis across Canada. The law effectively signals the end of 95 years of prohibition on the sale and consumer use of cannabis in Canada, a historic moment for Canadians and the cannabis sector. Canada is the first G7 country to legalize the adult consumer use of cannabis. The Cannabis Act puts into place a new, strict framework for controlling the production, distribution, sale and possession of cannabis in Canada.

Business Combination with FV Pharma and Concurrent Financing

On March 9, 2018, the Company executed a definitive business combination agreement with FV Pharma (the "Definitive Agreement"), which provided for the reverse takeover of the Company by the shareholders of FV Pharma (the "Reverse Takeover Transaction").

The Reverse Takeover Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Company amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity became a wholly-owned subsidiary of the Company and continued under the name "FV Pharma".

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• the Company amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts (defined below), received one (1) Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Shares and options to purchase Existing Century Shares were exchanged, on an equivalent basis, for options to purchase Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares were exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

The Definitive Agreement included a number of conditions customary to transactions of this type, all of which were satisfied. Following the completion of the Reverse Takeover Transaction, the Company continued the medical cannabis business of FV Pharma and changed its name to "FSD Pharma Inc.”

Concurrently with the completion of the Reverse Takeover Transaction, FV Pharma completed a multi-tranche private placement of subscription receipts ("Subscription Receipts") pursuant to the terms of an agency agreement (the “Agency Agreement”) dated March 9, 2018 between FV Pharma and First Republic Capital Corporation, as exclusive agent (the “Concurrent Financing”).

Under the Concurrent Financing, FV Pharma issued an aggregate of 371,159,913 Subscription Receipts at a price of $0.09 per Subscription Receipt (the “Subscription Price”) for aggregate gross proceeds of $33,404,392.

On the closing of the Reverse Takeover Transaction and the satisfaction of certain other escrow release conditions contained in the Agency Agreement and the subscription receipt agreement dated March 9, 2018 among FV Pharma, First Republic and Garfinkle Biderman LLP, as subscription agent, the Subscription Receipts converted into Class B Shares and the net proceeds from the Concurrent Financing ($29,862,645) were released to the Company.

On May 29 2018, the Class B Shares commenced trading on the CSE under the trading symbol “HUGE”. As a result of the completion of the Reverse Takeover Transaction, the Company's principal business activity became that of FV Pharma, being the cultivation of cannabis.

FV Pharma Licence and Facility Overview

The Licence

FSD Pharma's principal business is the production of medical cannabis in accordance with the Cannabis Act, through its wholly owned subsidiary, FV Pharma. In addition, FV Pharma is focused on the research and development of novel cannabinoid-based treatments for several central nervous system disorders, including chronic pain, fibromyalgia and irritable bowel syndrome.

FV Pharma received its initial licence (the "Licence") under section 22(2) of the Access to Cannabis for Medical Purposes Regulations (Canada) (the "ACMPR") on October 13 2017, authorizing FV Pharma to cultivate and process cannabis. In addition, the Licence permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

Effective November 8 2018, FV Pharma's Licence migrated, such that it is now governed by the Cannabis Act. The License expanded to allow FV Pharma to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations.

On February 19 2019, FV Pharma obtained a standard processing licence from Health Canada pursuant to the Cannabis Act, permitting FV Pharma to process more than 600 kg of dried flowers per year at its licensed facility.

Effective April 18 2019, FV Pharma received its sale for medical purposes licence (the "Sale for Medical Purposes Licence") to supply and sell cannabis products under the Cannabis Act.

The Sales for Medical Purpose Licence does not currently permit FV Pharma to sell dried and fresh cannabis flower. In order to proceed with such a sale, FV Pharma will first have to obtain an amendment to its Licence from Health Canada. The granting of such an amendment is dependent upon FV Pharma satisfying a number of requirements prescribed by the Cannabis Act. Health Canada may then issue an amended licence which would allow FV Pharma to sell or provide fresh or dried cannabis or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under the Cannabis Act.

The Facility

FV Pharma's plant and operations are located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility’s remaining space in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements.

FV Pharma’s Licence permits the cultivation and processing of cannabis at the Facility. The Facility hosts an existing 620,000 square feet of building space and is famously known as the former KRAFT® food manufacturing facility. The Facility is situated one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Ottawa and Montreal.

The Facility rests on 70 acres of land, 32 of which have been utilized for the current building with the remaining 40 acres available for the staged-phased development of the Facility. Upon completion of its development, FV Pharma expects to achieve a total of approximately 3,800,000 square feet dedicated to cannabis cultivation and related ancillary businesses all under one roof, making it one of the largest indoor cannabis cultivation facilities in the world. The Facility has an electrical substation on site, natural gas lines, multiple water intakes, rail lines directly into the Facility and 26 loading docks thereby providing the robust infrastructure necessary to accommodate FV Pharma's expansion plans.

FV Pharma continues to hire personnel to grow, process and market their products in compliance with Health Canada requirements.

Regulatory Framework of Medical and Recreational Cannabis in Canada under the Cannabis Act

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

• cultivation licences;

• processing licences;

• analytical testing licences;

• sales for medical purposes licences;

• research licences; and

• cannabis drug licences.

The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each sub-class therein have different rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sale licences under the ACMPR were transferred to similar licences under the Cannabis Act pursuant to a two-stage process. Licences issued pursuant to the Cannabis Regulations are valid for a period of no more than five years.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities (except for destruction, antimicrobial treatment and distribution) at the location set out in the licence. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or in association with, drug trafficking, corruption or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry. The grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

In addition, the Cannabis Regulations expand the ACMPR security clearance requirements to include:

 • any “responsible person”, “head of security”, “master grower”, “quality assurance person”, or alternates for these positions;

 • any partners of a partnership that hold a licence; and

 • any individuals who exercise, or are in a position to exercise, direct control over a corporate or cooperative licence-holder, including all:

 o  directors and officers of the individual, if a corporation;
 o  partners of the individual, if a partnership; and,

 o  directors and officers of the individual if it is a corporate partner in a partnership.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent the diversion of cannabis into, and out of, the illicit market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the "CTLS"). Licence-holders are required to use the CTLS to submit monthly reports to the Minister, among other things, pursuant to the Cannabis Tracking System Order, SOR/2018-178.

Cannabis Products

At the retail level, the Cannabis Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) is currently prohibited but is expected to be permitted by October 2019. The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations require plain packaging for cannabis products, including strict requirements for logos, colours and branding. The Cannabis Regulations further require mandatory health warnings, a standardized cannabis symbol and specific product information.

Advertising

The Cannabis Act places a general ban on the promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Further, brand preference and informational promotion are permitted if such promotion is:

 • in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;

 • in a place where young persons are not permitted; or

 • communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Cannabis for Medical Purposes

Part 14 of the Cannabis Regulations entitled “Access to Cannabis for Medical Purposes” sets out the regime for medical cannabis following legalization, which remains substantively the same as that which previously existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for recreational use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and, in each case, sales can only be made by an entity that holds a licence to sell under the Cannabis Regulations to patients that have a medical document and have registered with the licenced entity. Just as with the medical cannabis regime under the ACMPR, under the Cannabis Regulations, customers (patients) need to obtain a medical document from their doctor and then register as a client with a cannabis company that has a licence to sell (the registration is only good for up to a year). The client can then order from the cannabis company online or via telephone and the cannabis will be shipped directly to the client (to a maximum 150 grams per month).

Under the ACMPR regime, medical cannabis was sold online by Licensed Producers only. This did not change on October 17 2018, with the introduction of the Cannabis Act, however users of medical cannabis may elect to purchase cannabis from retailers of recreational cannabis. The Federal Government intends to review the medical cannabis system in five years to determine if the introduction of retail cannabis sales has had an impact on the demand for medical cannabis.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach for the oversight of health products containing cannabis, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million tetrahydrocannabinol ("THC")) in cosmetics is permitted, subject to the provisions of the Cannabis Act.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use purposes and related matters by the Canadian federal government, it also provides that provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters. Each Canadian jurisdiction has established a minimum age of 19 years for cannabis use, except for Quebec and Alberta, where the minimum age is 18.

NARRATIVE DESCRIPTION OF THE COMPANY'S BUSINESS

Business Objectives

The principal business carried on by the Company is the production of medical cannabis in Canada, through FV Pharma, and subsequently the sale of medical cannabis in Canada, subject to the Company receiving an amendment to its Licence from Health Canada to permit the sale of medical cannabis and obtaining all other necessary regulatory approvals. On October 13 2017, FV Pharma received its Licence from Health Canada. Effective November 8 2018, the Licence migrated to equivalent licences under the new Cannabis Act regime (see "Risk Factors – Licensing Requirements under the Cannabis Act").

Recent Developments: 2018 and 2019 to Date

Strategic Alliance with SciCann Therapeutics Inc.

On June 6 2018, the Company announced that FV Pharma had entered into a strategic alliance with SciCann Therapeutics Inc. (“SciCann”) by executing a binding Memorandum of Understanding (the "MOU") dated May 28 2018, pursuant to which FV Pharma agreed to invest up to $3MM in SciCann for a 15% equity stake, of which the Company has already invested the amount of $2MM.

In addition, FV Pharma will receive an exclusive licence in Canada for the production and distribution of a line of proprietary cannabinoid-based, patent pending and indication-specific products developed by SciCann.

Under the MOU, FV Pharma shall receive premium access to the cannabinoid scientific research platform developed by SciCann in Israel, which includes a network of leading researchers, academic institutions and medical centers. This platform will enable FV Pharma to execute a series of rigorous clinical studies for cannabis- based products in a highly time- and cost-efficient environment, to fulfil its stated goal of becoming the global leader in the new emerging field of clinically proven cannabinoid-based therapies.

The partnership provides FV Pharma premium access directly to the heart of Israel’s thriving cannabis scientific R&D ecosystem. Through this platform, FV Pharma intends to perform a large set of rigorous pre-clinical and clinical studies with novel cannabis medical products. In addition, it would bring the novel and patent pending line of indication-specific products developed by SciCann to patients in Canada.

On August 23 2018, the Company reported that SciCann achieved positive results in a pre-clinical efficacy study of its proprietary “Steady Stomach” CBD combination product for Inflammatory Bowel Disease (IBD).

On September 23 2018, the Company and SciCann Therapeutics launched a cardiovascular research program in Tel Aviv University. The new research program is aimed at the development of novel and proprietary cannabinoid- based treatments for the prevention and treatment of atherosclerosis, the underlying factor for most cases of stroke and cardiac stenosis events in the western world.

The “Steady Stomach” product is a patent-pending combination of cannabidiol ("CBD") together with additional synergistic factors that potentiate and activate the anti-inflammatory properties of CBD, thus making it more effective as a potential treatment for IBD disorders. All active ingredients of the “Steady Stomach” formulation are natural food-grade compounds, thus qualifying it as a CBD food supplement product. Previously completed toxicity studies in rodents performed by SciCann has demonstrated a high safety profile for the combination product, without any observed adverse events.

The pre-clinical study used a gold standard rodent model of Ulcerative Colitis, and demonstrated a significant 3- fold improved efficacy for the combination product, as compared to CBD alone, in reversing the deleterious effects caused by the colitis induction agent in the study model. Specifically, while the CBD alone arm achieved only a 27% improvement score as compared to the non-treated control arm, the “Steady Stomach” combination treatment arm achieved a 79% improvement score, thus almost completely alleviating the Colitis symptoms induced in the model animals.

Partnership Agreement with Cannara Biotech Inc.

On June 19 2018, the Company announced the signing of a partnership agreement between FV Pharma and Cannara Biotech Inc. (“Cannara”), effective May 31 2018.

Under the partnership agreement, FV Pharma will occupy over 105,000 square feet of Cannara’s 625,000 square foot facility in Farnham, Quebec, located 45 minutes from downtown Montreal. This provides the Company with the potential advantage of being able to supply two large cannabis marketplaces in Canada (Toronto and Montreal). The new premises will be used for the operation of licensed cannabis cultivation and/or the sale of products namely, dried cannabis, fresh cannabis, cannabis oil, saleable cannabis and other cannabis-derived products for medical purposes and, subject to such products becoming legal for recreational purposes and FV obtaining all necessary regulatory approvals, Cannara’s facility is expected to be one of the largest indoor medical cannabis production facilities in Quebec.

On July 24 2018, the Company announced that Cannara closed on a $17.66 million dollar common share equity financing, during which the Company made an additional investment of $1 million. First Republic Capital Corporation was the sole broker for the offering. The proceeds of the offering will support the first phase build-out at Cannara's facility, as well as fund product development. The Company has applied for a second site licence at the Cannara facility.

FSD Pharma currently owns 12.8% of Cannara, a strategic investment that will allow FV Pharma to further expand its output capacity in Quebec. The market opportunity for cannabis and cannabis-derived products in Quebec is sizable as it is the second largest province by population in Canada. FV Pharma and Cannara intend to collaborate on many upcoming projects and innovations in order to deliver high quality indoor grown products to the market.

Collaboration Agreement with Canntab

On July 10 2018, the Company announced that it had entered into a non-binding letter of intent with Canntab Therapeutics Limited (“Canntab"). Subsequently, on September 18 2018, the Company announced that it had signed a definitive collaboration agreement dated effective September 17 2018 (the "Canntab Agreement") with Canntab. Under the terms of the Canntab Agreement, the Company will assist Canntab in obtaining a licence to process and sell cannabis products pursuant to the Cannabis Act and will provide Canntab with up to 10,000 square feet of space at the Company’s Facility. Canntab will build and install, at its expense, its own manufacturing facility within the Facility that will operate in accordance with Good Manufacturing Practices, at which it plans to produce a suite of novel cannabis oral dose delivery platforms, including gel capsules and tablets and other types of cannabis-based products, including sleep aids and pain relievers (the “Canntab Products”).

In consideration of the Company's services, Canntab will grant the Company certain royalty and profit sharing rights in connection with the sale of the Canntab Products. Canntab will provide the Company with 50% of the profits that Canntab receives on any retail sales of Canntab Products through channels that are established by the Company, and the Company will be entitled to retain 50% of the profits from the Company's sales of the Canntab Products. In addition, Canntab will pay the Company a royalty of 3.5% of Canntab’s sale price for all Canntab Products that are manufactured and sold from the Canntab area of the Facility. Canntab may also purchase the oil that it requires for the Canntab Products from the Company.

Supply Agreement with High Tide

The Company entered into a non-binding memorandum of understanding dated July 18 2018 (the “High Tide MOU”) with High Tide Inc. (“High Tide”) to supply the Saskatchewan market, on a wholesale basis, with up to 5,000 kilograms of cannabis products over the next year, when available. As of the date of this MD&A, the Company has issued an aggregate of 200,000 Class B Shares to High Tide.

Migration of Licence to the Cannabis Act

On November 13 2018, the Company announced that the Licence, which was originally granted under the ACMPR, had migrated to the Cannabis Act effective November 8 2018. The issuance of the new licence under the Cannabis Act includes the ability to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations. As of November 7 2018, FV Pharma also received licence amendments approving all of the remaining 25,000 square feet currently built out for additional grow and operations.

Company received Standard Processing Licence and Sale for Medical Purposes Licence

On April 18 2019, the Company received its Sale for Medical Purposes License to sell cannabis products under the Cannabis Act. The Sale for Medical Purposes License does not permit the Company to sell dried and fresh cannabis flower. In order to proceed with such a sale, FV Pharma will first have to obtain an amendment to its Licence from Health Canada. The granting of such an amendment is dependent upon FV Pharma satisfying a number of requirements prescribed by the Cannabis Act.

Collaboration with World Class Extractions

On December 6 2018, the Company announced that it had entered into a definitive Collaboration and License Agreement with World Class Extractions Inc. (“World Class”), a company that has developed a unique extraction process designed to produce quality, potent cannabis extracts. Under the terms of the agreement and a related lease, the Company will provide World Class with space at the Facility, assist it in obtaining an extraction license from Health Canada and provide World Class with the raw cannabis needed to produce cannabis extracts. In return, World Class will provide the Company with certain royalty rights over the profits derived from the sale of those cannabis extracts.

Strategic Investment in Huge Shops

On December 20 2018, the Company announced that it had completed a strategic investment to acquire approximately 9.9% of the issued and outstanding shares of Huge Shops, a Toronto-based cannabis retailer. In connection with the investment, Huge Shops has the option to acquire a minimum of ten retail locations under the umbrella of properties owned by Chairman's Brands.

Letter of Intent with Solarvest BioEnergy Inc.

On February 5 2019, the Corporation announced the execution of a non-binding letter of intent with Solarvest BioEnergy Inc. (“Solarvest”), On May 7 2019, the Company and Solarvest announced that they signed a definitive collaborative research and development agreement.

Under the terms of the agreement, Solarvest will carry out a research project using its algal expression system for the purpose of developing a proof of concept that algae can express pharmaceutical-grade cannabinoids. FSD and Solarvest have allocated an initial budget of $1,000,000 for the CBD research project, over a two-year period, and created a joint scientific review committee to assess progress of the project against budgets and timelines.

Upon successful development of proof of concept, Solarvest and FSD Pharma intend to enter into a license agreement under which Solarvest will grant FSD Pharma an exclusive, worldwide license over any use of prescription drugs that can treat diseases affecting the central nervous system. In consideration for the license, FSD Pharma will be required to pay Solarvest a royalty equal to 5% of the net profits from the sale of such products as well as reimburse Solarvest for the cost of production.

In addition to the licensing arrangement, Solarvest will pay a royalty fee to FSD Pharma on the sale or licensing of any products that result from the project, other than the FSD licensed indications, equal to 5% of the net sales or net license fees. Once Solarvest has paid an aggregate of $3,000,000 in royalty fees, the royalty percentage will be reduced to 3%.

Under the terms of the agreement, FSD and Solarvest also made mutual $3 million investments into one another.

Termination of Joint Venture with Auxly

On February 6,2019, the Corporation announced the termination of binding definitive agreement dated March 5 2018 with Auxly, pursuant to which the parties had agreed to combine their respective capabilities to develop certain portions of the Facility in mutually agreed upon phases on identified areas within the Facility.

Strategic Investment in Pharmastrip

On February 7 2019, the Company announced that it had completed a strategic investment of $1.5 million in Pharmastrip Corp. and signed a definitive collaboration and profit sharing agreement with the company, effective January 23 2019. Under the terms of the agreement, the Company will install Pharmastrip proprietary equipment at the Facility, which FSD will use to manufacture organic medical cannabis infused in oral thin film strips. In exchange, Pharmastrip granted FSD an exclusive, perpetual license to manufacture and sell the oral thin film strips in Canada.

Supply Agreement with Canntab and World Class

On February 12 2019, the Company announced that it had entered into a supply agreement with Canntab and World Class (the "Purchasers") to purchase hemp flower from a third party supplier (the "Supplier"). Pursuant to the agreement, the Purchasers agreed to buy approximately 1,000 kg of the Supplier's 2018 hemp crop at a purchase price of $100 per kg per 1% of CBD extracted from the flower. Subsequently on February 28 2019, the Company announced that it had entered into a Supply and Loan Agreement with the Purchasers and the Supplier. Pursuant to the Supply and Loan Agreement, the Supplier granted the Purchasers the option to purchase up to CAD$ 5.0 million of the Supplier's hemp crop for a period of 5 years commencing in 2019 at a purchase price of CAD$100 per kg per 1% of CBD extracted from the flower.

Prismic Pharmaceuticals Acquisition

The Company and Prismic Pharmaceuticals Inc. (“Prismic”), a US-based specialty R&D pharmaceutical company, entered into a securities exchange agreement dated April 22 2019 (the “Agreement”), pursuant to which the Company agreed to acquire all of the outstanding securities of Prismic (the “Prismic Transaction”).

Pursuant to the Prismic Transaction, the Company will acquire all outstanding common and preferred shares of Prismic for an aggregate purchase price of US$17.5 million (approximately $23.4 million based on an exchange rate of US$1 to CAD$1.3349), to be satisfied by the issuance of an aggregate of 102.7 million Class B Shares at a deemed price of $0.2275 (US$0.1704) per Class B Share.

In addition, the Company agreed to assume up to US$4.0 million of outstanding Prismic liabilities on terms to be mutually agreed by the two companies, some of which may, potentially, be settled by the issuance of additional Class B Shares. All of the outstanding Prismic stock options and warrants will become exercisable into Class B Shares, with the number and exercise price of such securities to be adjusted in accordance with the Prismic Transaction’s exchange ratio. The Class B Shares to be issued to the Prismic shareholders will be deposited into escrow at the closing of the Prismic Transaction, and will be subject to an 18-month staggered escrow release.

The Prismic Transaction has not yet closed as of the date hereof.

Agreement with Aura Health Inc.

On April 24, 2019, the Company entered into a share exchange agreement with Aura Health Inc. (“Aura”). Pursuant to the share exchange agreement, FSD acquired $3 million worth of common shares in the capital of Aura in exchange for $3 million worth of Class B Shares.

In addition to the share exchange agreement, Aura, through Pharmadrug Production GmbH ("Pharmadrug"), a company for which Aura Health is in the process of acquiring an 80% equity interest, and the Company, entered into (i) a consulting agreement, whereby Pharmadrug will assist the Company with obtaining euGMP certification at the Company’s existing facility; and (ii) a supply agreement, whereby Pharmadrug committed to purchasing Canadian produced cannabis product from FSD, provided that such product is saleable in the German market.

Other Corporate Investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

	Fair value	Fair value	Change during
	March 31 2019	December 31 2018	period
	($)	($)	($)
Cannara Biotech Inc. (a)	13,238,357	11,215,395	2,022,962
Clover Cannastrip Thin Film Technologies Corp. (b)	-	1,500,000	(1,500,000)
High Tide Inc. (c)	2,766,240	2,049,155	717,085
HUGE Shops (d)	1,300,000	1,300,000	-
SciCann Therapeutics Inc. (e)	1,999,991	1,999,991	-

	19,304,588	18,064,541	1,240,047

The investment interests are being accounted for as portfolio investments as the Company has determined that does not exercise significant influence over the affairs of any of the investees.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the other investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

(a) Cannara Biotech Inc. (“Cannara”)

The Company’s investment in 85,003,750 Class B shares of Cannara are subject to an escrow arrangement with timed releases at various dates over a three-year period. Consequently, shares that are not subject to escrow are valued at market price and shares that are in escrow are subject to a discount rate. The valuation was based on a March 31 2019 quoted market price of $0.205 per share, subject to an aggregate discount for the escrow conditions determined to be 26.7% ($4,187,412). The Company was a founder of Cannara and had common directors during 2018.

(b) Clover Cannastrip Thin Film Technologies Corp. (“Clover Cannastrip”)

On September 6 2018, the Company subscribed for $1.5 million of equity units in a brokered private placement by Clover Cannastrip. In connection with that investment, on January 23 2019, FSD entered into a licensing agreement with Pharmastrip, an entity represented to be an affiliate of Clover Cannastrip, whereby the Company would receive exclusive Canadian rights to certain technology intended to be used in the commercialization of cannabis-infused sublingual strips. Subsequent to the period end, the Company was informed that certain principals of Clover Cannastrip were the subject of Federal Trade Commission proceedings in the United States, and that the US-based owner of the licensed technology had been placed into receivership. As a result of the foregoing, it may be difficult or impossible for the Company to realize a return on its investment in Clover Cannastrip and to commercialize the licensed Pharmastrip technology. The Company has determined that a write down of the equity investment to $0 is appropriate in the circumstances. The Company is also evaluating the legal remedies that may be available to it in regards to the foregoing.

(c) High Tide Inc.

The investment includes 4,551,999 shares and 2,000,000 warrants. The fair value of the shares is based on the quoted market price of the shares at March 31 2019, being $0.495 per share ($2,253,240) and the fair value of the warrants portion ($513,000) was calculated using the Black-Scholes model.

(d) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 2019.

(e) SciCann Therapeutics Inc.

The investment includes 117,647 shares based on the subscription price in May and October 2018 of $17 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31 2019.

Other Corporate Activities

Executive changes and appointments

On July 23, 2018, the Company announced the appointment of Mr. Donal Carroll to the role of Interim CFO, effective immediately. Donal Carroll is a finance executive with 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. Mr. Carroll has successfully guided companies for expansion and growth, and has worked with major corporations such as Danaher and Unilever (NYSE:UL). Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll has been Independent Director of Bird River Resources Inc. and holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

Also on July 23 2018, the Company announced the appointment of a special committee of the board of Directors to consider merger and acquisition opportunities.

On August 2 2018, the Company announced the appointment of Dr. Raza Bokhari to its board of Directors. Dr. Bokhari currently serves as the Chairman & CEO of PCL, a global diagnostic provider of addiction screening and opioid prescription medication monitoring, including designer drugs and synthetic cannabinoids. He is also the managing partner of RBx Capital, LP., a Recipient of Philadelphia Business Journal’s “40 under 40” award, physician-turned-entrepreneur Dr. Bokhari has, over the past several years, developed outstanding expertise in aggregating and accelerating life sciences and healthcare services companies. He has a vast knowledge base of developing creative concepts, implementing programs and forming strategic alliances. An effective “change agent” with several years of experience and expertise in start-up and turn-around businesses, he is adept at turning around financially struggling companies. Dr. Bokhari recognizes the special role of private equity funds, venture capital money, and leveraged debt partners in executing accelerated growth trends in healthcare services and cancer diagnostics and therapeutics.

On October 29 2018, Dr. Bokhari was appointed as Co-Chairman of the Board and interim Chief Executive Officer of the Company. Further, the Company announced the appointment of Zeeshan Saeed as President of the Company and Anthony Durkacz as Co-Chairman of the Board.

On November 14 2018, the Company announced the appointment of David Urban to the Board. Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

On November 26 2018, the Company announced the appointment of Rupert Haynes as Chief Executive Officer of the Company. Mr. Haynes was subsequently terminated as Chief Executive Officer on February 6 2019, and Dr. Raza Bokhari was appointed Interim Chief Executive Officer.

On March 13 2019, the Company announced the departure of Thomas Fairfull as President of FV Pharma and the subsequent appointment of Sara May as President of FV Pharma. Additionally, the Company announced the departure of Vladimir Klacar, a former nominee of Auxly to the Board, from the Board.

On April 4 2019, the Company announced the appointment of Dr. Charles V. Pollack Jr. as Chairman of its Scientific Advisory Board ("SAB"). In this capacity Dr. Pollack will serve as a strategic guide and resource to the Company as it develops disruptive, science-based, cannabinoid therapeutics. Dr. Pollack founded The Lambert Center for the Study of Medicinal Cannabis and Hemp at Thomas Jefferson University, in Philadelphia, Pennsylvania, in 2016. The Center is the only comprehensive academic resource for education, research, and practice around the use of medicinal cannabinoids to be housed in a US university. He is also an Editorial Board member of the journal Cannabis and Cannabinoid Research.

Effective April 8 2019, the Company changed its auditor from Dale Matheson Carr-Hilton Labonte LLP to UHY McGovern Hurley LLP.

On May 20 2019, the Company announced that three eminent cannabis researchers joined the Company’s SAB: Messrs. Daniele Piomelli, Ph.D., Ryan Vandrey, Ph.D. and David Casarett, MD, MA.

On May 28 2019, the Company announced the appointment of Dr. Edward J Brennan as President of the Company's biosciences division. Dr. Brennan has more than 25 years' of experience in leadership roles at major pharmaceutical companies and clinical research organizations and extensive experience in all phases of clinical development across multiple therapeutic areas.

Stock market listings

The Class B Shares of the Company were listed and posted for trading in Canada on the Canadian Securities Exchange on May 24 2018 under the trading symbol "HUGE";

On August 14 2018, the Company’s Class B Shares were listed and posted for trading in Germany on the Frankfurt Exchange, trading under WKN: A2JM6M and the ticker symbol “0K9.”

On September 19 2018, the Company’s Class B Shares were upgraded to a listing from the OTC markets in the United States of America to the OTCQB Venture Market, trading under the ticker symbol "FSDDF".

SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

Prior to the Reverse Takeover Transaction described in "General Overview - Business Combination with FV Pharma", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Reverse Takeover Transaction with FV Pharma resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results are now reported on a consolidated basis using FV Pharma's fiscal year end of December 31st.

The following is selected information from FV Pharma's three most recently completed fiscal year-ends:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2018	2017	2016
Annual Information	($)	($)	($)
Total revenue	88,763	25,943	-
Net income (loss)	(22,710,624)	(3,524,515)	(176,916)
Income (loss) per share - basic and fully-diluted	(0.02)	(0.00)	(0.00)
Total assets	52,776,234	13,679,694	705,709
Long-term liabilities	-	-	-
Dividends declared	-	-	-

Year ended December 31 2018

For the year ended December 31 2018, the Company generated revenue from subleasing a small amount of area in its Facility in the amount of $86,656 (2017 - $25,943) with the remainder being a small amount of other income. The Company purchased its Facility in November 2017 and continues in the build out phase in anticipation of becoming a licensed producer.

For the year ended December 31 2018, total expenses increased to $32,863,937 (2017 - $3,550,458, primarily due to increases in costs of now being a public company and legal and fees being paid to independent consultants to support its build out and transition to becoming a licenced producer. Included in those expenses was a charge of $7,991,791 for listing fees, $6,440,406 for share based compensation and an allowance for loss of $7,499,977 in funds held in trust by Auxly (see note 17 to the consolidated financial statements for the year ended December 31 2018).

Net loss for the year ended December 31 2018 was $32,775,174 (2017 - $3,524,515). After accounting for its other investments by using essentially “mark to market”, the Company recorded an unrealized gain of $10,064,550 for the year ended December 31 2018 (2017 - nil) which led to a net comprehensive loss of $22,710,624 (2017 - $3,524,515).

Years ended December 31 2017 and 2016

For the year ended December 31 2017, FV Pharma generated revenue only from sub leasing a small amount of area in its facility in the amount of $ 25,943 as compared to Nil for the year ended December 31 2016. The Company purchased its facility in November 2017, and therefore did not have any rental income in fiscal 2016. During all of 2016 and the ten and half months ended November 2017, the Company was renting 25,000 square feet of space in the facility, and was in the build out phase in anticipation of becoming a licensed producer.

For the year ended December 31 2017, total expenses increased by $3,373,542 to $3,550,458 from $176,916 for the year ended December 31 2016, primarily from the increase of $356,999 in operating costs and $2,990,600 by an increase in share-based compensation expense.

Net loss for the year ended December 31 2017 was $3,524,515 as compared to a net loss of $176,916.

During the year ended December 31 2017, the Company used cash of $149,865 in operating activities as compared to $75,008 in the year ended December 31 2016. The Company was less active in 2016 as compared to current year, due to cash flow constraints

During the year ended December 31 2017, the Company generated net cash of $12,513,249 (2016 - $68,836) in financing activities, mainly from non-brokered private placement financings.

During the year ended December 31 2017, net cash used in investing activities was $7,653,477 as compared to nil during the year ended December 31 2016. In the current year, the Company purchased its facility at 520 Williams Street in Cobourg, Ontario for approximately $5.6 million and spent funds on the renovation of the facility, including HVAC systems and some furniture and equipment.

For the year ended December 31 2017, the Company had a net increase in cash of $4,709,907 as compared to a decrease of $6,172 for the year ended December 31 2016. At December 31 2017, the Company had cash on hand in the amount of $4,739,988 (2016- $30,081).

During 2015 and 2016, FV Pharma was essentially inactive.

SELECTED QUARTERLY INFORMATION

The following is selected financial information for the most recent interim periods indicated.

		Net Income (Loss)		Total

	Total Revenue	Total	Per Share	Assets
Quarter Ended	($)	($)	($)	($)
March 31 2019	18,500	(2,297,286)	(0.00)	51,001,559
December 31 2018	5,575	(12,751,632)	(0.02)	52,776,234
September 30 2018	13,833	(3,018,819)	(0.00)	66,576,844
June 30 2018	29,372	(3,435,409)	(0.00)	52,800,119
March 31 2018	39,983	(3,504,764)	(0.00)	15,331,960

Quarter ended March 31 2019

For the three month period ended March 31 2019, the Company generated revenue only from subleasing a small amount of area in its Facility in the amount of $18,500 (2018 - $39,983). The Company does not as yet have revenues from sales of cannabis products.

For the three month period ended March 31 2019, net operating expenses (after the effects of increases in fair values of biological assets) was $3,555,833 (2018 - $3,504,764), Operating expenses included public company costs, legal and consulting fees to support its build out and transition to becoming a licenced producer, as well as regular operating expenses. Included in those expenses was a charge of $302,858 for share based compensation for stock options vesting during the period that were granted in prior periods (2018 - $1,390,900). Also included against the operating expenses were unrealized gains in estimated fair values of biological assets ($145,851).

Net loss for the period ended March 31 2019 was $3,537,333 (2018 - $3,504,764). After accounting for its investments in other companies by using essentially “mark to market” (see “Narrative Description of the Company’s Business - Other Corporate Investments” above), the Company recorded an unrealized gain of $1,240,047 for the period (2018 - nil), which led to a net comprehensive loss of $2,297,286 (2018 - $3,504,764).

FV Pharma did not produce interim financial information for periods prior to March 31 2018 as it was a private company, therefore information for those periods are incomplete or not available.

LIQUIDITY AND CAPITAL RESOURCES

During the three month period ended March 31 2019, the Company used net cash of $4,249,706 in operating activities (2018 - $1,725,492). This is due to much increased activity due to the build out, increasing public awareness and preparing to and applying for the numerous licences the Company will require to produce and sell cannabis.

During the three month period ended March 31 2019, the Company raised net cash of $459,199 from exercises of stock options (2018 - $2,838,280 from non-brokered private placement financings) and spent $482,430 on improvements to the Facility and purchases of equipment (2018 - $2,765,909) during the period, which amount includes a transitional provision of $243,818 due to the new accounting standard for leases (IFRS 16).

The Company had a net decrease in cash resources of $4,029,119 during the three month period ended March 31 2019 (2018 - $1,653,121).

All of the above activities resulted in the Company having working capital of $17,859,010 at March 31 2019 compared to a working capital balance of $20,826,211 as at the fiscal year ended December 31 2018.

At this point in the Company's development, it does not as yet derive revenues from sale of cannabis products; the only revenue it generates is from subleasing an unused portion of its Cobourg facility to unrelated third parties. The Company continues to expend considerable amounts of capital on the development of its business, the continued renovation and buildout of its Cobourg facility, salaries and wages for employees and ongoing operating expenses relating to the management of a public reporting issuer.

The Company anticipates that sales revenues will soon be adequate enough to cover these costs, however, the Company continues to seek additional working capital to pursue its present and future objectives. The Company’s ability to raise funds for future development is largely tied to capital markets and investor interest in cannabis related companies.

The Company’s financial performance is dependent on many external factors (see "Risks and uncertainties" below). These circumstances and events could materially affect the financial performance of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's outstanding capital was as follows as at the dates indicated:

	March 31 2019		May 23 2019
	Basic	Diluted	Basic	Diluted

Class A voting	15,000	15,000	15,000	15,000
Class B subordinate voting	1,388,433,356	1,590,405,628	1,403,320,973	1,607,186,647
Stock options	92,183,336		94,116,338
Warrants	109,788,936		109,749,336

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. Compensation to those individuals during the period ended March 31 2019 included:

(a) The former President and Chief Executive Officer of FV Pharma Inc. received salary compensation of $96,250 (2018 - $27,583). He also received a car allowance of $4,500 (2018 - $4,500).

(b) The Company's President and a director received salary compensation of $68,750 (2018 - $nil). He also received a car allowance of $4,500 (2018 - $4,500).

(c) The Company’s Chief Financial Officer received the amount of $36,000 in management fees (2018 - $nil), which fees were paid to a private company controlled by him.

(d) In 2018, First Republic Capital Corporation (“FRCC”) received cash commissions and fees in the amount of $3,094,246 and 34,514,069 in warrants representing fees and commissions with regard to financings that raised a gross total of $33,404,392 for the Company. One of the Company’s Executive Co-Chairmen is the Executive Vice-President of FRCC. FRCC received 31,848,048 Class B shares as a finders’ fee.

(e) Certain independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the period ended March 31 2019, the Company's independent directors were paid the amount of $32,500 (2018 - $nil) which amount is included in accounts payable. The amount is unsecured, non-interest bearing and due on demand.

(f) All directors and officers of the Company are eligible to participate in the Company’s stock option plan. During 2018, certain directors and officers were granted options to purchase Class B shares of the Company, some of which were exercised and the remainder being held as at March 31 2019. During the period ended March 31 2019, a former director of the Company exercised 666,666 of his options.

(g) On September 15, 2017, the Company granted 40,000,000 stock options, of which 20,000,000 were to the former President and Chief Executive Officer of FV Pharma Inc. and 20,000,000 were to a consultant and shareholder of the Company. Each stock option has an exercise price of $0.022 per share and expires on September 15 2022. Share-based payments expense in respect of these options was $1,495,300. During the period ended March 31 2019, the former President and Chief Executive Officer of FV Pharma Inc. exercised 10,000,000 of his options.

(h) The Company’s former Chief Operating Officer received consulting fees of $16,667 (2018 - $nil) during the period ended March 31 2019, which were paid to a company controlled by him.

(i) The Company’s now former Chief Financial Officer received consulting fee of $26,500 during the period ended March 31 2018. He also received a car allowance of $1,500.

(j) Key management personnel compensation during the period is comprised of:

	March 31 2019	March 31 2018
	($)	($)

Salaries and benefits	259,168	32,083
Bonuses	-	-
Share based payments	-	-

CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS, ACCOUNTING POLICIES AND PRONOUNCEMENTS

Critical Accounting Estimates

Financial reporting requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the reporting date and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. Financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following are the critical judgments and estimate areas that have the most significant effect on the amounts recognized in consolidated financial statements:

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value.

Estimated useful lives and depreciation and amortization of property, plant and equipment

Depreciation and amortization of property, plant and equipment is dependent upon estimates of useful lives and the determination as to when an items of property, plant and equipment is ready for use, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based payments

In calculating the share-based payments expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk free interest rate are used. To calculate the share-based payments expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned and when they will be issued based on estimated discounted probabilities.

Fair value of other investments not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Critical accounting judgments

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Recognition of deferred taxes

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits, together with future tax planning strategies.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

Contingencies

See note 19 of the consolidated unaudited interim financial statements for the period ended March 31 2019.

Accounting policies

Reference is made to the Company’s audited financial statements for a full discussion of its significant accounting policies.

Recent accounting pronouncements

Effective January 1 2019, the Company has adopted the following new and revised standard, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 16 – Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 – Leases, as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment. Effective January 1, 2019, the Company adopted this standard using the modified retrospective approach.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement contained a lease under IAS 17 Leases ("IAS 17") and its interpretive guidance. Prior to the adoption of IFRS 16, these leases were classified as operating or finance leases based on an assessment of whether the lease transferred significantly all the risks and rewards of ownership of the underlying asset.

Upon transition to the new standard, lease liabilities were measured at the present value of the remaining lease payments discounted by the Company's incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities were recognized on the consolidated statement of financial position.

At transition, lease liabilities of $243,818 and right-of-use assets of $243,818 were recognized in the consolidated statement of financial position.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1 2020 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1 2020. Earlier adoption is permitted.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1 2020. Earlier adoption is permitted.

FINANCIAL INSTRUMENTS

Risk management and hedging activities

Financial assets and financial liabilities were as follows:

		Assets/(liabilities) at
	Amortized	fair value through
	cost	profit/loss	Total
March 31 2019	($)	($)	($)

Cash	17,105,811	-	17,105,811
Other investments	-	19,304,588	19,304,588
Trade payables and accrued liabilities	1,260,542	-	1,260,542

		Assets/(liabilities) at
	Amortized	fair value through
	cost	profit/loss	Total
December 31 2018	($)	($)	($)

Cash	21,134,930	-	21,134,930
Other investments	-	18,064,541	18,064,541
Trade payables and accrued liabilities	1,743,806	-	1,743,806

As at March 31 2019, other investments totaling $2,253,240 (December 31 2018 - $1,798,400) were classified as Level 1 - quoted market value, $13,751,357 (December 31 2018 - $251,115) were classified Level 2 - valuation based on observable market inputs, and $3,299,991 (December 31 2018 - $16,058,386) were classified as Level 3 - valuation technique with non-observable market inputs, within the fair value hierarchy.

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments, except as described below.

Market price risk

The Company holds financial assets in the form of shares and warrants and options that are measured at FVTPL. The Company is exposed to market price risk on these financial assets.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the periods ended March 31 2019 and 2018.

A 10% change in market prices related to the Company’s other investments would impact profit or loss by approximately $1,930,000 (December 31 2018 - $1,806,000) based on their estimated fair values at March 31 2019. There were no other investments at March 31 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal operations and has been generating cash flows primarily from financing activities for the period ended March 31 2019.

The following is an analysis of financial obligations based on their due dates:

			More than 5
	Less than 1 year	1-5 years	years	Totals
	($)	($)	($)	($)

March 31 2019:
Trade payables and accrued liabilities	1,260,542	-	-	1,260,542

December 31 2018:
Trade payables and accrued liabilities	1,743,806	-	-	1,703,806

There have been no significant changes to the Company's liquidity risk management policies during 2019 and 2018.

Considering the available liquidity as at March 31 2019, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at March 31 2019 is considered high. The Company expects to address this risk by raising funds through external financing as needed.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no significant changes to the Company's credit risk management policies during 2019 and 2018.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within 30 days.

		Liquidity by period
		More than 1
	Less than 1 year	year	Non-liquid	Totals
	($)	($)	($)	($)

March 31 2019:
Cash	17,105,811	-	-	17,105,811
Sales tax recoverable	1,197,074	-	-	1,197,074

December 31 2018:
Cash	21,134,930	-	-	21,134,930
Sales tax recoverable	982,663	-	-	982,663

RISKS AND UNCERTAINTIES

Many risks are discussed below, but these risk factors should not be construed as exhaustive. There are numerous factors, both known and unknown, that could cause actual results or events to differ materially from forecast results.

Reliance on Licences

The continuation and development of the Company’s business dependent on the good standing of the Licence and any other permits or approvals required to engage in such activities and upon adhering to all regulatory requirements related to such activities.

Failure to comply with the requirements of the Licences or any failure to maintain the Licence would have a material adverse impact on the business, financial condition and operating results of the Company. Although the Company believes it will meet the requirements of the Cannabis Act and Cannabis Regulations for future extensions or renewals of its Licence, there can be no guarantee that Health Canada will extend or renew the Licence or that, if extended or renewed, the Licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence or should it renew the Licence on different terms, the business, financial condition and results of the operation of the Company would be materially and adversely affected.

Limited Operating History

While FV Pharma was incorporated and began carrying on business in 2011 it has yet to generate any revenue. Other than the Facility, the Company has no significant assets or other financial resources. The Company is therefore subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

History of Losses

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable.

Volatile Market Price for the Class B Shares

The market price for the Company’s Class B Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

 • actual or anticipated fluctuations in the Company's quarterly results of operations;

 • recommendations by securities research analysts;

 • changes in the economic performance or market valuations of companies in the industry in which the Company operates;

 • addition or departure of the Company's executive officers and other key personnel;

 • release or expiration of transfer restrictions on outstanding Class B Shares;

 • sales or perceived sales of additional Class B Shares;

 • operating and financial performance that vary from the expectations of management, securities analysts and investors;

 • regulatory changes affecting the Company's industry generally and its business and operations;

 • announcements of developments and other material events by the Company or its competitors;

 • fluctuations to the costs of vital production materials and services;

 • changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

 • significant acquisitions or business combinations, strategic partnerships, joint ventures or capital

 • commitments by or involving the Company or its competitors;

 • operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

 • news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities and have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regard to the share prices of cannabis-producing and cannabis-related companies that are public issuers in Canada. Accordingly, the market price of the Class B Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of Class B Shares may be materially adversely affected.

Dual Class Share Structure

The Company's dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Shares have 276,660 votes per share and Class B Shares have 1 vote per share. Shareholders who hold Class A Shares together hold approximately 78% of the voting power of the Company's outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval.

In addition, because of the voting ratio between Class A Shares and Class B Shares, the holders of Class A Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Shares to the extent that investors or any potential future purchasers of the Class B Shares attribute value to the superior voting or other rights of the Class A Shares. Holders of the Class B Shares will only have a right to vote, as a class, in limited circumstances as described in its constating documents.

The concentrated voting control of holders of Class A Shares limits the ability of Class B Shareholders to influence corporate matters and all matters requiring shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Company's share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions

As a result, holders of Class A Shares have the ability to influence many matters affecting us and actions may be taken that our Class B shareholders may not view as beneficial. The market price of our Class B Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Shares. Additionally, the significant voting interest of holders of Class A Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Shares, might otherwise receive a premium for the Class B Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Shares.

Future transfers by holders of Class A Shares will generally, subject to certain exceptions set out in the Company's articles, result in those shares converting to Class B Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Shares and Class B Shares.

Each of the Company's directors and officers owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interests of Company. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Company's shareholders generally. The holders of the Class A Shares may also take actions that other shareholders do not view as beneficial, which may adversely affect the Company's results of operations and financial condition and cause the value of an investment to decline.

Risks Inherent in an Agricultural Business

The Company's business may, in the future, involve the growing of cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although all such growing is expected to be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production. In addition, if the Company cannot successfully develop its products, or if the Company experiences difficulties in the development process, such as quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would affect its ability to successfully enter the market.

Energy Costs

The Company's cannabis growing operations will consume considerable energy, which will make it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact the business of the Company and its ability to operate profitably.

Factors Related to the Facility Which May Prevent Realization of Business Objectives

Any adverse changes affecting the development or construction of the Facility and commencement of production could have a material and adverse effect on the Company's business, financial condition and prospects. There is a risk that these changes or developments could adversely affect the Facility by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

 • delays in obtaining, or conditions imposed by, regulatory approvals;

 • plant design errors;

 • environmental pollution;

 • non-performance by third party contractors;

 • increases in materials or labour costs;

 • construction performance falling below expected levels of output or efficiency;

 • breakdown, aging or failure of equipment or processes;

 • contractor or operator errors;

 • labour disputes, disruptions or declines in productivity;

 • inability to attract sufficient numbers of qualified workers;

 • disruption in the supply of energy and utilities; or

 • major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

It is also possible that the costs of commencing production may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing its business plans. This could have an adverse effect on the financial results of the Company.

In addition, any potential expansion of the Facility is subject to Health Canada regulatory approvals. While management does not anticipate significant issues receiving any necessary approvals in the future, the delay or denial of such approvals may have a material adverse impact on the business and may result in the Company not meeting anticipated or future demand when it arises.

Reliance on Management

Another risk associated with the production and sale of medical cannabis is the loss of important staff members. The Company is currently in good standing with all high level employees and believes that with well managed practices will remain in good standing. The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

In addition, the Company's future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them.

Insurance and Uninsured Risks

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company Will Be an Entrant Engaging in a New Industry

The medical and recreational cannabis industry is fairly new. There can be no assurance that an active and liquid market for the Class B Shares of the Company will continue and shareholders may find it difficult to resell their shares. Accordingly, no assurance can be given that the Company will be successful in the long term.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. This could have an adverse effect on the financial results of the Company.

Reliance on a Single Facility

The Company’s proposed activities and resources are primarily focused on the Facility. The Company's operations and the conditions of the Facility is, and will be, subject to hazards inherent in the cannabis industry, including equipment defects, equipment malfunctions, natural disasters, fire, explosions, or other accidents that may cause damage to the Facility. Any adverse changes or developments affecting the Facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

Expansion of the Facility

Any expansion of the Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control. These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from any expansion of operations at the existing facility, which in turn may affect the Company's business, prospects, financial condition and results of operations.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast future projected sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Additional Financing

There is no guarantee that the Company will be able to execute on its strategy. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent- protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. Such licenses, however, may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken a number of procedures and has implemented a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Company's consolidated financial statements and materially adversely affect the trading price of the Class B Shares.

Acquisition Strategy Risks

The Company has made and may continue to pursue acquisition opportunities to advance its strategic plan. The successful integration of an acquired business typically requires the management of the pre-acquisition business strategy, including the retention and addition of customers, realization of identified synergies, retention of key staff and the development of a common corporate culture. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the ability to realize on anticipated growth opportunities and synergies from newly formed partnerships. Any failure to integrate an acquired business or realize the anticipated benefits of new partnerships may have a material adverse effect on the Company’s business, financial condition and results of operations, as well as its future prospect for acquisitions or partnerships. There is no assurance that the Company will be able to successfully integrate an acquired business in order to maximize or realize the benefits associated with an acquisition.

Liquidity

There can be no assurance that an active trading market in the shares of the Company will be sustained. There is a significant liquidity risk associated with an investment in shares of the Company.

Dilution

The Company may issue equity securities to finance its activities, including future acquisitions. If the Company were to issue Class B Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Company's intention to issue additional equity securities becomes publicly known, the Company's share price may be adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for Company's Class B Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Conflicts of Interest

Certain directors and officers of the Company may become, directors and officers of other entities, or are otherwise engaged, and will continue to be engaged, in activities that may put them in conflict with the business strategy of the Company. Consequently, there is a risk that such officers or directors will be in a position of conflict. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA.

In addition, the Company's directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company's directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company's businesses. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors of the Company may deem relevant. As a result, investors may not receive any return on investment in Class B Shares unless they sell them for a share price that is greater than that at which such investors purchased them.

Limited Market for Securities

There can be no assurance that an active and liquid market for Class B Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Interrelation of Business Components

If any components of the Company’s business plan are missing or incomplete, the Company may not be able to execute its entire business plan.

Technology Risk

Technological advances are happening at ever-increasing rates. The Company believes that there will be a market for its products for the foreseeable future. However, there is no guarantee that new technologies will not largely supplant the need for the Company’s products in certain or all industries at some indeterminate point in the future.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it executes on its business plans. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company's ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company's ability to raise capital could be jeopardized, which could have an adverse impact on the Company's operations and the trading price of the Class B Shares.

Risks Related to the Medical and Recreational Cannabis Industry

The Company is Not Licenced to Sell Medical Cannabis Under the Cannabis Act

On October 13 2017, FV Pharma received its Licence to cultivate cannabis from Health Canada under the ACMPR, and effective November 8 2018, the Licence migrated to equivalent licenses under the Cannabis Act regime. Effective April 18 2019, FV Pharma received its Sale for Medical Purposes Licence to supply and sell cannabis products under the Cannabis Act; however, the Sales for Medical Purpose Licence does not currently permit FV Pharma to sell dried and fresh cannabis flower.

FV Pharma’s ability to sell dried and fresh cannabis flower to medical patients in Canada is dependent on it obtaining an amendment to its License from Health Canada and there can be no assurance that FV Pharma will obtain such amendment. In addition, the timeframes and costs required for FV Pharma or any applicant for a Licence under the Cannabis Act to build the infrastructure required, to apply for, and to receive such a sales licence can be significant. The current backlog of applications from other licensees with Health Canada and the anticipated timeframe for processing and approval of any application for a licence to sell medical cannabis cannot be reliably determined at this time.

Regulatory Risks

The Company operates in a new industry which is highly regulated and is in a market that is very competitive and evolving rapidly. The proposed activities of the Company will be subject to regulation by governmental authorities, including, but not limited to, Health Canada's Office of Controlled Substances. The Company's business objectives are, in part, contingent upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company's ability to produce or sell medical cannabis. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of medical cannabis, more stringent implementation thereof or other unanticipated events could have a material adverse impact on the business, financial condition and operating results of Company.

Governmental Regulation

The business and activities of the Company are heavily regulated. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of medical marijuana, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

To the knowledge of management, the Company is currently in compliance under the Cannabis Act. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on its licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and the imposition of fines and censures. To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company’s product or services in any way it may have a material adverse effect on our business, financial condition and results of operations.

Changes in Laws, Regulations and Guidelines

The Company's operations are subject not only to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical and recreational cannabis, but also to regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment in the jurisdictions in which they operate. Changes to such laws, regulations and guidelines, including changes related to government taxes and levies, may materially and adversely affect the Company's businesses, financial conditions and results of operation.

Licensing Requirements under the Cannabis Act

The market for cannabis (including medical and recreational cannabis) in Canada is regulated by the Cannabis Act, the Narcotic Control Regulations, and other applicable law. Health Canada is the primary regulator. The Cannabis Act aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

The Cannabis Act will subject the Company to stringent ongoing compliance and reporting requirements. Failure to comply with the requirements of its Licence, Processing Licence or Sales for Medical Purposes Licence or any failure to maintain the Licence, Processing Licence or Sales for Medical Purposes Licence could have a material adverse impact on the business, financial condition and operating results of the Company. Furthermore, the Licence has an expiry date of October 13 2020. Upon expiration of the Licence, the Company will be required to submit an application for renewal to Health Canada containing information prescribed under the Cannabis Act and any such renewal cannot be assured.

Applicants and Licensed Producers are required to demonstrate compliance with regulatory requirements, such as quality control standards, record-keeping of all activities as well as inventories of cannabis, and physical security measures to protect against potential diversion. Licensed producers are also required to employ qualified quality assurance personnel who ultimately approve the quality of the product prior to making it available for sale. This approval process includes testing (and validation of testing) for microbial and chemical contaminants to ensure that they are within established tolerance limits for herbal medicines for human consumption as required under the Food and Drugs Act, and determining the percentage by weight of the two active ingredients of cannabis, delta-9- Tetrahydrocannabinol and cannabidiol.

Unfavourable Publicity or Consumer Perception

Management of the Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company's proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's proposed products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's proposed products, and the results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's proposed products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Restrictions on Sales and Marketing

The medical and recreational cannabis industries are in their early development stages and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi- governmental bodies or voluntary industry associations may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's businesses, operating results and financial conditions.

Product Liability

If licensed as a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company's products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.

Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of the operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Competition

The markets for the medical and recreational cannabis products appear to be sizable and Health Canada has only issued a limited number of licences under the former ACMPR regime and the new Cannabis Act regime to produce and sell medical and recreational cannabis. There are several hundred existing applicants for licences in queue. The number of licences issued could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. According to Health Canada, as of the date hereof there were 179 licences granted under the Cannabis Act. If the number of users of medical and recreational cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. The Company expects significant competition from other companies applying for production licences that may have significantly greater financial, technical, marketing and other resources, which may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company. If the Company and its subsidiaries are not successful in investing sufficient resources in these areas, their ability to compete in the market may be adversely affected, which in turn could materially and adversely affect the Company’s business, financial conditions and results of operation.

Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

Vulnerability to Rising Energy Costs

The Company’s cannabis-growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Results from Future Clinical Research

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of CBD and THC. Although the Company believes that the articles, reports and studies support its beliefs regarding the therapeutic benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing or negative conclusions regarding the facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Reliance on Skilled Workers and Equipment

The ability of the Company to compete and grow cannabis will be dependent on it having access to, at a reasonable cost and in a timely manner, skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company may be significantly greater than anticipated by management, and may be greater than funds available, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the operations and financial results of the Company.

Co-Investment Risk

The Company may decide to invest with certain strategic investors and/or other third parties through joint ventures or other entities. These parties may have different interests or superior rights to those of the Company. Although it is the general intent of the Company to retain control and superior rights associated with its investments, under certain circumstances, it may be possible that the Company relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In those cases where the Company does maintain a control position with respect to its investments, the Company’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company, or may be in a position to take (or block) action in a manner contrary to the Company’s objectives. The Company may also, in certain circumstances, be liable for the actions of its third party partners or co-investors.

Regulatory or Agency Proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Difficulty to Forecast & Reliability of Data

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

In addition, as a result of recent and ongoing regulatory and policy changes in the medical and recreational cannabis industry, the market data available may be limited and unreliable. The research data collected by the Company will be an integral part of its business for the production of research-based reports. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, may be based on assumptions from limited and unreliable market data. If there are issues with the data’s integrity or security, the data and research based reports could be considered ineffective or unreliable.

Competition from Synthetic Production and Technological Advances

The pharmaceutical industry may attempt to dominate the cannabis industry through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

Transportation Risks

Due to the perishable nature of its proposed products, the Company will depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the financial condition and results of operations of the Company.

Market Unpredictability

The current medical and recreational cannabis industry is relatively undeveloped. There is no certainty that the market of patients or recreational users will expand as sufficiently as industry analysts predict. In particular, the federal legalization of the recreational use of cannabis, which came into effect on October 17 2018 will have a significant impact on operations. It is unclear at this point what the form of such a market will be and whether the Company’s participation in it will be permitted or restricted by any of the as-yet unidentified federal, provincial and municipal rules, by-laws and regulations.

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

 • to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

 • to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained substantially unchanged during 2019 and 2018.

The Company is not subject to any externally imposed capital requirements.

DISCLOSURE AND INTERNAL FINANCIAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and that (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of: (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.